EXHIBIT 99.1

Lakefront Biotherapeutics Reports Nine Months 2026 Financial Results and Provides Business Update

Gamgertamig poster accepted for presentation at the 2026 ASH1 Annual Meeting, featuring data from ongoing Phase 1b studies that suggest potential to retain remission after B cell reconstitution, maintained in the absence of background therapy for autoimmune cytopenias, consistent with an “immune reset”

Year-end 2026 guidance for cash and financial investments of at least €2B, including initiating a second €50M share repurchase program

Mechelen, Belgium; November 11, 2026, 22.01 CET; regulated information – Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today reported its financial results for the first nine months of 2026 and provided a business update.

“At ASH, we look forward to sharing results from patients enrolled in company-sponsored trials, which we believe will further characterize the differentiated efficacy and safety profile of gamgertamig and its potential as a first- and best-in-class T-cell engager in autoimmune disease,” said Henry Gosebruch, Chief Executive Officer of Lakefront.

“Our guidance for year-end 2026 cash and financial investments is at least €2 billion, including the recently completed share repurchase program and taking into account the decision to initiate a second €50 million share repurchase program, which is expected to be completed by the end of the first quarter of 2027,” added Aaron Cox, Chief Financial Officer of Lakefront.

1 American Society of Hematology

Third Quarter 2026 Business Update
CORPORATE

  Lakefront completed a €50 million share repurchase program on October 16, 2026. Under this completed program, 1.99 million shares were repurchased at an average price of €25.19.
  Dr. Mehdi Shahidi has been appointed as Non-Executive Independent Board Director. He replaces Dr. Paulo Fontoura, who resigned from the Lakefront Board in July 2026 following his appointment as Global Head of R&D at Sanofi.

IMMUNOLOGY PORTFOLIO

  A gamgertamig poster presentation highlighting data from ongoing Phase 1b studies that suggest potential to retain remission after B cell reconstitution, maintained in the absence of background therapy for autoimmune cytopenias, consistent with an “immune reset”, has been accepted for the 2026 American Society of Hematology (ASH) Meeting. Investor webcast scheduled for Monday, December 14, 2026, at 8:00 AM ET.
  Gamgertamig has been granted Orphan Drug Designation by the U.S. Food and Drug Administration (U.S. FDA) for the treatment of pemphigus. Gamgertamig was previously granted both Fast Track and Orphan Drug Designation by the U.S. FDA for the treatment of autoimmune hemolytic anemia (AIHA) and immune thrombocytopenia (ITP).
  Gamgertamig is expected to enter registrational studies in 2027.
  Ongoing Lakefront-sponsored clinical trials of gamgertamig in autoimmune diseases are actively enrolling, and expansion of the clinical trials program is anticipated in 2027.
    Phase 1b study with gamgertamig in patients with autoimmune cytopenias (including ITP and AIHA) (NCT07083960), active in Australia and the United States.
    Phase 1b study with gamgertamig in seropositive autoimmune diseases (including idiopathic inflammatory myositis, Sjögren’s disease, pemphigus vulgaris (PV), and pemphigus foliaceus (PF)) (NCT07229144), active in Australia, New Zealand, Czech Republic, and Japan.
    Multicenter, long-term follow-up study in participants who previously participated in a gamgertamig clinical study (NCT07847892) initiated in September 2026.
    Lakefront expects to initiate proof-of-concept basket studies assessing gamgertamig in additional autoimmune indications in the first half of 2027.
  In addition, Keymed is conducting a number of company-sponsored studies in Greater China with gamgertamig in both malignant and autoimmune indications.
  Lakefront continues to progress the preclinical portfolio of three autoimmune and inflammatory disease programs originally from Ouro Medicines (Ouro) with an opt-in for Gilead Sciences (Gilead) for a 50/50 profit split post clinical proof-of-concept for $75 million per program.
  GLPG3667 discontinuation: Lakefront has completed a rigorous analysis of the competitive landscape and market opportunity. Following extensive discussions with potential strategic partners, the Company has decided to discontinue the program. The cost associated with this discontinuation is not expected to be material.

ONCOLOGY CAR-T CELL THERAPY UPDATE

  The Company announced the start of the wind-down of its cell therapy activities in January 2026. At the date of this press release, the wind-down is substantially complete, with the last wave of departures of impacted personnel expected before year-end and limited remaining costs for the fourth quarter of 2026 and beyond, primarily associated with the HESPERIA study.
  To support long-term patient follow-up, the HESPERIA study continues to monitor safety of all patients treated in the discontinued parent studies; associated spending is expected to remain minimal.

Post-period Event

  On October 14, 2026, Lakefront completed the sale of its next-generation early-stage cell therapy pipeline to Armed Cell Therapeutics BV for €8 million upfront and the potential for up to $230 million in milestone payments and a low-single-digit royalty to Lakefront. This program is based on technology originated from and research undertaken by AboundBio, which was acquired by Lakefront Biotherapeutics NV (previously Galapagos NV) in 2022.
  The Board of Directors of Lakefront has approved a second €50 million share repurchase program. This second share repurchase program will be initiated shortly, with completion expected by the end of the first quarter of 2027. For further details, we refer to the press release to be issued upon launch of the program.

Financial Guidance

  The Company expects its year-end 2026 cash and financial investments balance to be in the range of €2.0 to €2.05 billion. This guidance includes initiating a second €50 million share repurchase program, which was not considered in the previous guidance range.
  Lakefront forecasts having at least €1.6 billion of its cash remaining for additional strategic transactions and other capital allocation priorities following funding the portfolio to first gamgertamig approval.
  Lakefront expects to change the presentation currency of its consolidated financial statements for the year ending December 31, 2026, from the euro to the U.S. dollar, and to change the functional currency from the euro to the U.S. dollar effective January 1, 2027. These changes are intended to better reflect the increasingly U.S. dollar-denominated nature of the Company’s operations and financial profile.
  All guidance figures assume a EUR/USD exchange rate of 1.175, consistent with year-end 2025 and prior guidance. As of September 30, 2026, the EUR/USD exchange rate was 1.1355.
  These estimates are subject to change and depend on exchange rate fluctuations and future business development activity.

Financial Performance
Key figures for the first nine months of 2026 (consolidated)
(€ millions, except basic & diluted earnings/loss (-) per share)

	Nine months ended September 30,		% Change
	2026	2025
Supply revenues	17.7	29.3	-40%
Collaboration revenues	8.4	182.1	-95%
Total net revenues	26.1	211.4	-88%
Cost of sales	(17.6)	(29.3)	-40%
R&D expenses	(82.5)	(351.9)	-77%
G&Ai and S&Mii expenses	(76.6)	(109.0)	-30%
Impairment of the cell therapy activities		(204.8)
Other operating income	2.2	21.4	-90%
Operating loss	(148.4)	(462.2)	-68%
Fair value adjustments and net exchange differences	119.0	(50.5)
Net other financial result	37.1	30.4
Income taxes	(0.2)	19.3
Net profit/loss (-) from continuing operations	7.5	(463.0)
Net profit from discontinued operations, net of tax	6.4	1.7
Net profit/loss (-) of the period	13.9	(461.3)
Basic and diluted earnings/loss (-) per share (€)	0.2	(7.0)
Financial investments, cash and cash equivalents	2,183.1	3,050.1

Details of the financial results for the first nine months of 2026

Total operating loss from continuing operations for the first nine months of 2026 amounted to €148.4 million, compared to an operating loss of €462.2 million for the first nine months of 2025. The operating loss in 2025 was negatively impacted by an impairment on the cell therapy activities of €204.8 million as a result of the Company’s announced strategic alternatives process for the cell therapy activities, and the executed strategic reorganization announced in January 2025, for €135.5 million. The latter was reflected in severance costs of €47.5 million, costs for early termination of collaborations of €45.5 million, impairment on fixed assets related to small molecules activities of €9.5 million, professional services costs of €21.4 million, €9.8 million accelerated non-cash cost recognition for subscription right plans and €1.8 million other operating expenses.

  Total net revenues amounted to €26.1 million for the first nine months of 2026, compared to €211.4 million for the first nine months of 2025. The revenue recognition related to the exclusive access rights granted to Gilead for Lakefront’s drug discovery platform amounted to €172.6 million for the first nine months of 2025. The deferred income related to the drug discovery platform was fully released in revenue at the end of 2025.
  Cost of sales amounted to €17.6 million for the first nine months of 2026, compared to €29.3 million for the first nine months of 2025, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
  R&D expenses amounted to €82.5 million for the first nine months of 2026, compared to €351.9 million for the first nine months of 2025. In the first nine months of 2025, the Company recorded increased personnel expenses (mainly related to severance costs), an impairment on fixed assets (related to small molecules programs) and a provision for early termination of collaboration agreements. Additionally, due to the wind-down of the cell therapy activities, the spending in the CAR-T programs decreased in the first nine months of 2026 as compared to the first nine months of 2025.
  G&A and S&M expenses amounted to €76.6 million for the first nine months of 2026, compared to €109.0 million for the first nine months of 2025. This decrease was mainly due to lower personnel costs (primarily severance costs).
  Impairment of the cell therapy activities in 2025 is a result of the Company’s previously announced strategic alternatives process for the cell therapy activities whereby the Company assessed the recoverable amount of the cell therapy activities’ associated assets in accordance with International Accounting Standard 36. The recoverable amount was estimated to be lower than the assets’ carrying value. As a result, the Company recognized an impairment loss of €204.8 million for the first nine months of 2025, thereby aligning the cell therapy assets’ book value with the Company’s strategic intention to wind down the cell therapy activities, which resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment.
  Other operating income amounted to €2.2 million for the first nine months of 2026, compared to €21.4 million for the first nine months of 2025, mainly driven by lower R&D incentives income.

Net financial income amounted to €156.1 million for the first nine months of 2026, compared to net financial loss of €20.1 million for the first nine months of 2025.

  Fair value adjustments and net currency exchange results amounted to a positive amount of €119.0 million for the first nine months of 2026, compared to a negative amount of €50.5 million for the first nine months of 2025, and were primarily attributable to €68.3 million of positive changes in fair value of financial investments and €42.0 million of unrealized currency exchange gains on Lakefront’s cash and cash equivalents and financial investments at amortized cost in U.S. dollars.
  Net other financial income amounted to €37.1 million for the first nine months of 2026, compared to net other financial income of €30.4 million for the first nine months of 2025. Interest income amounted to €35.6 million for the first nine months of 2026, compared to €31.4 million of interest income for the first nine months of 2025. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €68.2 million for the first nine months of 2026 (compared to €77.2 million for the same period last year).

Income taxes amounted to a negative amount of €0.2 million for the first nine months of 2026, compared to positive income taxes of €19.3 million in the same period last year. The major amount in 2025 can be mainly explained by the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy activities, as the Company recorded an impairment on these intangible assets.

The Company reported a net profit from continuing operations of €7.5 million for the first nine months of 2026, compared to a net loss from its continuing operations of €463.0 million for the first nine months of 2025.

Net profit from discontinued operations related to Jyseleca® amounted to €6.4 million for the first nine months of 2026, compared to net profit amounting to €1.7 million for the first nine months of 2025.

Lakefront reported a net profit of €13.9 million for the first nine months of 2026, compared to a net loss of €461.3 million for the first nine months of 2025.

Cash position
Financial investments and cash and cash equivalents totaled €2,183.1 million on September 30, 2026, as compared to €2,998.0 million on December 31, 2025. The cash and cash equivalents and financial investments included $2,150.2 million held in U.S. dollars ($2,159.0 million on December 31, 2025) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as the Company’s functional currency is EUR (translated at a rate of 1.1355 €/$ at September 30, 2026).

Total net decrease in cash and cash equivalents and financial investments amounted to €814.9 million during the first nine months of 2026, compared to a net decrease of €267.7 million during the first nine months of 2025. This net decrease was composed of (i) €97.2 million of operational cash burniii, which includes cash in of €88.2 million related to the return on financial investments, (ii) €58.4 million of positive exchange rate differences, positive changes in fair value of current financial investments, variation in accrued interest income, (iii) €1.1 million, which includes acquisition of equity investments and the issuance of a convertible loan, (iv) €6.1 million of net cash in related to the sale of subsidiaries, (v) €40.8 million purchase of own shares and (vi) €740.3 million cash out related to the purchase of Ouro Medicines.

Corporate Calendar 2027

Date	Event
February 24, 2027	Full-year results 2026
March 25, 2027	Annual report 2026
April 27, 2027	Annual General Shareholders’ Meeting
May 3, 2027	First quarter results 2027
August 4, 2027	Half-year results 2027
November 3, 2027	Third quarter results 2027

About Lakefront Biotherapeutics
Lakefront Biotherapeutics is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical-stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first-in-class and best-in-class BCMAxCD3 T-cell engager for autoimmune diseases. Backed by deep deal-making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high-quality assets with clear potential to deliver meaningful patient impact and long-term shareholder value. For more information, visit www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Richie Livingston
+1 312 636 7072
richie.livingston@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” “further” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding Lakefront’s financial results and statements related to Lakefront’s business and financial condition, including Lakefront’s cash position (including guidance regarding the expected results and operational use of cash for the fiscal year 2026 and statements regarding foreign exchange gains or losses in accordance with the fluctuations of the EUR/U.S. dollar exchange rate); statements regarding Lakefront’s business development strategy, including statements regarding the proposed use and allocation of Lakefront’s capital resources, statements regarding the expected transition of Lakefront’s functional currency from the euro to the U.S. dollar, statements regarding the post-closing operations and benefits of the transaction with Gilead and Ouro, statements regarding the wind-down of Lakefront’s cell therapy activities, including statements related to the timing, costs, and completion thereof, statements regarding Lakefront’s plans to repurchase ordinary shares, including statements related to the amount, timing and completion of the second share repurchase program, and statements regarding the sale of Lakefront’s early-stage cell therapy pipeline to Armed Cell Therapeutics and the expected benefits of such sale; statements regarding the potential attributes and benefits of Lakefront’s product candidates and partnered and licensed programs, including statements related to the potential attributes and benefits of the early-stage cell therapy pipeline, statements regarding gamgertamig’s Phase 1b and proof-of-concept basket studies, including statements related to the expected timing, design and readouts of the gamgertamig studies and the expected benefits and potential of gamgertamig and BCMA targeted T-cell engagers and statements regarding Lakefront’s investments in other companies; statements regarding Lakefront’s future product candidates or approved products, if any, including statements regarding the expected timing, design and readouts of Lakefront’s ongoing and planned preclinical studies and clinical trials, including recruitment for trials and interim or topline results for trials and studies in Lakefront’s portfolio, statements regarding the potential attributes and benefits of Lakefront’s product candidates and statements regarding Lakefront’s commercialization efforts for Lakefront’s product candidates and any of Lakefront’s future approved products, if any; and statements regarding the discontinuation of GLPG3667, including the expected costs and benefits of such discontinuation. Lakefront cautions the reader that forward-looking statements are based on management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which Lakefront operates, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Lakefront’s results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that Lakefront’s expectations and management’s guidance regarding Lakefront’s 2026 operating expenses, cash position and other financial estimates may be incorrect (including because one or more of the assumptions underlying Lakefront’s revenue or expense expectations may not be realized); the risks associated with the changes to Lakefront’s capital allocation strategies; the risks associated with the expected transition of Lakefront’s functional currency from the euro to the U.S. dollar; the risk that Lakefront is not able to realize the benefits of Lakefront’s transaction with Gilead, including with respect to Ouro; the risk that Lakefront will not be able to execute on Lakefront’s currently contemplated business plan or strategy and/or will revise Lakefront’s business plan or strategy; risks related to Lakefront’s ability to successfully identify, pursue and consummate new transformational business development transactions, including Lakefront’s ability to identify product candidates that will have commercial success and/or be profitable; risks related to our ability to satisfy legal and regulatory requirements (including antitrust requirements related to both us and Gilead), amend our existing agreement with Gilead, and address other factors outside our control that may impact our ability to consummate any potential transaction timely or at all, or if consummated, to realize the benefits of such transaction; the risks related to our ability to successfully implement the wind down of our cell therapy activities within the expected timeframe or at all, or if implemented, will achieve its anticipated economic benefits; risks related to negative impacts of the wind down (whether or not completed) on our stock price, employee retention, business relationships and business generally (including risk of litigation); risks associated with Lakefront’s product candidates and partnered and licensed programs; the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the possibility of unfavorable new clinical data and further analyses of existing clinical data, the risks related to clinical failure at any stage of clinical development; uncertainty inherent to patient enrollment and enrollment rate, Lakefront’s ability to use and expand Lakefront’s drug discovery efforts, competition, side effects caused by our product candidates, delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes, and the rate and degree of market acceptance of Lakefront’s products, if approved), the possibility of differing perspectives and requirements by local regulatory authorities, and new or changing government regulations; risks related to the commercialization of Lakefront’s products, if approved; risks related to Lakefront’s ability to implement Lakefront’s business model, strategic plans for Lakefront’s business, product candidates and technology; risks related to the scope of protection we are able to establish and maintain for intellectual property rights covering Lakefront’s product candidates and technology; risks related to Lakefront’s ability to enter into strategic arrangements and strategic collaboration agreements; risks related to Lakefront’s ability to maintain and establish collaborations; risks related to Lakefront’s ability to attract and retain qualified employees and key personnel; risks related to Lakefront’s reliance on collaborations with third parties (including, but not limited to, Lakefront’s collaboration partner Gilead); the risk that Lakefront’s estimates regarding the commercial potential of Lakefront’s product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate; and risks related to geopolitical conflicts and macro-economic events. A further list and description of these risks, uncertainties and other risks can be found in Lakefront’s filings and reports with the Securities and Exchange Commission (SEC), including in Lakefront’s most recent annual report on Form 20-F filed with the SEC and Lakefront’s subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the results of Lakefront’s operations, financial condition and liquidity, or the industry in which Lakefront operates, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. Lakefront expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in Lakefront’s expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

i General and administrative
ii Sales and marketing
iii The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

  the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities;
  the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities;
  the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities; and
  the cash used for the purchase of own shares.

This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the first nine months of 2026, amounted to €97.2 million and can be reconciled to the cash flow statement by considering the increase in cash and cash equivalents of €0.2 million, adjusted by (i) the net sale of financial investments amounting to €873.5 million, (ii) the cash-in related to the sale of subsidiaries of €6.1 million, (iii) the acquisition of equity investments and issuance of a convertible loan amounting to €1.1 million, (iv) the purchase of own shares of €40.8 million and (v) the cash out from the acquisition of Ouro Medicines of €740.3 million.

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Nine months ended September 30
(thousands of €, except per share data)	2026	2025
Supply revenues	17,726	29,332
Collaboration revenues	8,443	182,094
Total net revenues	26,169	211,426
Cost of sales	(17,621)	(29,281)
Research and development expenses	(82,498)	(351,909)
General and administrative expenses, and sales and marketing expenses	(76,601)	(109,017)
Impairment of the cell therapy activities	-	(204,753)
Other operating income	2,165	21,374
Operating loss	(148,386)	(462,160)
Fair value adjustments and net currency exchange differences	119,037	(50,565)
Other financial income	37,673	32,470
Other financial expenses	(537)	(2,029)
Profit/loss (-) before tax	7,787	(482,284)
Income taxes	(245)	19,287
Net profit/loss (-) from continuing operations	7,542	(462,997)

Net profit from discontinued operations, net of tax	6,388	1,735

Net profit/loss (-)	13,930	(461,262)
Net profit/loss (-) attributable to:
Owners of the parent	13,930	(461,262)
Basic and diluted earnings/loss (-) per share	0.21	(7.00)
Basic and diluted earnings/loss (-) per share from continuing operations	0.12	(7.03)

Consolidated statement of comprehensive income/loss (–)
	Nine months ended September 30
(thousands of €)	2026	2025
Net profit/loss (-)	13,930	(461,262)
Items that will not be reclassified subsequently to profit or loss:
Fair value adjustment financial assets held at fair value through other comprehensive income	808	(6,130)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	9,895	(414)
Other comprehensive income/loss (-), net of income tax	10,703	(6,544)

Total comprehensive income/loss (-) attributable to:
Owners of the parent	24,633	(467,806)
Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	18,245	(469,541)
Discontinued operations	6,388	1,735
Total comprehensive income/loss (-), net of income tax	24,633	(467,806)

Consolidated statements of financial position (unaudited)

(thousands of €)	September 30, 2026	December 31, 2025
Assets
Intangible assets	754,260	848
Property, plant and equipment	75,694	80,663
Deferred tax assets	99	195
Non-current R&D incentives receivables	93,627	126,662
Non-current contingent consideration receivable	46,024	47,750
Equity investments	74,022	46,809
Other non-current assets	2,645	2,959
Convertible loan	62	21,175
Non-current assets	1,046,433	327,061
Inventories	4,867	22,493
Trade and other receivables	20,616	20,706
Current R&D incentives receivables	32,720	31,208
Current financial investments	2,088,484	2,910,180
Cash and cash equivalents	94,655	87,868
Other current assets	5,689	7,002
Current assets from continuing operations	2,247,031	3,079,457
Assets in disposal group classified as held for sale	1,104	-
Total current assets	2,248,135	3,079,457
Total assets	3,294,568	3,406,518

Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(7,829)	(8,637)
Translation differences	12,892	2,997
Own shares	(42,602)	-
Accumulated result	239,370	210,577
Total equity	3,232,762	3,235,868
Non-current lease liabilities	1,828	5,186
Other non-current liabilities	11,648	12,601
Non-current liabilities	13,476	17,787
Current lease liabilities	1,272	1,729
Trade and other liabilities	45,647	104,647
Provisions	1,102	45,499
Current tax payable	276	956
Current deferred income	33	32
Current liabilities	48,330	152,863
Total liabilities	61,806	170,650
Total equity and liabilities	3,294,568	3,406,518

Consolidated cash flow statements (unaudited)
	Nine months ended September 30
(thousands of €)	2026	2025
Net profit/loss (-) of the period	13,930	(461,262)
Impairment of the cell therapy activities	-	204,753
Decrease/increase (-) in provisions	(44,396)	33,722
Adjustment for non-cash transactions	(109,268)	142,672
Adjustment for items to disclose separately under operating cash flow	(34,591)	(49,726)
Adjustment for items to disclose under investing and financing cash flows	(8,156)	(37,259)
Change in working capital other than deferred income	(1,511)	112,140
Cash used for other liabilities related to the acquisition of subsidiaries	-	(1,792)
Decrease in deferred income	-	(174,921)
Cash used in operations	(183,992)	(231,673)
Interest paid	(166)	(386)
Interest received	33,450	22,310
Corporate taxes paid	(1,435)	(246)
Net cash flows used in operating activities	(152,143)	(209,995)
Purchase of property, plant and equipment	(303)	(12,100)
Purchase of intangible fixed assets	-	(155)
Proceeds from disposal of property, plant and equipment	2,673	76
Purchase of financial investments	(1,381,714)	(3,051,834)
Investment income received related to financial investments	54,731	55,376
Sale of financial investments	2,255,249	3,204,274
Proceeds from settlement of hedging instrument	-	22,745
Convertible loan issued to third party	(62)	(20,000)
Cash in from the disposal of subsidiaries, net of cash disposed of	6,107	17,809
Cash out from acquisition of subsidiaries, net of cash acquired	(740,322)	-
Acquisition of equity investments held at fair value through other comprehensive income	(1,031)	-
Net cash flows generated from investing activities	195,328	216,191
Payment of lease liabilities	(2,143)	(2,868)
Purchase of own shares	(40,776)	-
Net cash flows used in financing activities	(42,919)	(2,868)

Increase in cash and cash equivalents	266	3,328

Cash and cash equivalents at beginning of the period	87,868	64,239
Increase in cash and cash equivalents	266	3,328
Effect of exchange rate differences on cash and cash equivalents	6,521	(3,109)
Cash and cash equivalents at end of the period	94,655	64,458

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Own shares	Translation differences	Other reserves	Accumulated result	Total
On January 1, 2025	293,937	2,736,994	-	3,472	(3,158)	(134,306)	2,896,939
Net loss						(461,262)	(461,262)
Other comprehensive loss				(414)	(6,130)		(6,544)
Total comprehensive loss				(414)	(6,130)	(461,262)	(467,806)
Share-based compensation						17,830	17,830
On September 30, 2025	293,937	2,736,994	-	3,058	(9,288)	(577,738)	2,446,963

On January 1, 2026	293,937	2,736,994	-	2,997	(8,637)	210,577	3,235,868
Net profit						13,930	13,930
Other comprehensive income/loss (-)				9,895	808		10,703
Total comprehensive income/loss (-)				9,895	808	13,930	24,633
Purchase of own shares			(42,602)				(42,602)
Share-based compensation						14,863	14,863
On September 30, 2026	293,937	2,736,994	(42,602)	12,892	(7,829)	239,370	3,232,762